Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: Daiichi Pharmaceutical Co., Ltd.

Subject Company: Daiichi Pharmaceutical Co., Ltd.

and Sankyo Company, Limited

SEC File No. 132-02290

To Our Shareholders

We are providing this pamphlet to explain the key points of the business integration of Daiichi

Pharmaceutical Co., Ltd. and Sankyo Company, Limited.

We would sincerely appreciate your understanding of the objectives of the business integration and ask that you give us your support by voting in favor of the integration proposal at the 127th General Meeting of Shareholders, to be held on June 29, 2005.

We are aiming to become a Japan-

Objective of the business integration:

Maximizing Corporate Value

The business integration will enable us to capture the value generated by world-class pharmaceuticals and translate this into corporate value and value for shareholders, then provide it in the form of a higher return to our shareholders.

For Customers

Fulfill medical needs with innovative pharmaceuticals and services

For Employees

Recruit and allocate human resources fairly Provide compensation appropriate to performance Support for career development

For Society

Corporate activities based on high ethical standards Promotion of environmentally-conscious management Contributions to medical and pharmaceutical sciences

2 Daiichi Pharmaceutical Co., Ltd.

based Global Pharma Innovator.

For Our Shareholders

Acceleration of Growth in Profits and Shareholders’ Equity

By consolidating our competitive strengths through the business integration, we plan to attain higher growth in profits and accelerated expansion in shareholders’ equity. Our target is to attain 15% annual growth in operating income and expand it to approximately ¥255 billion by fiscal 2009, two times the level for fiscal 2004.

Operating Income

(¥ billion)

127

Fiscal 2004

255

Target

Fiscal 2009

Raise Return to Shareholders

To return profits we generate to our shareholders, we will aim to achieve a ratio of dividends on equity (DOE) of 5% by fiscal 2009. In addition, for fiscal 2005, we plan to secure cash dividends above the level for the previous fiscal year and to make steady increases in dividends in the years ahead.

DOE Ratio

As a result of the business integration, growth in profits will show marked acceleration

DOE target

5%

Fiscal 2009

Note: The figure of operating income for fiscal 2004 is combined data obtained by adding figures for the two companies. The DOE ratio is cash dividends per share divided by shareholders’ equity per share. The dividend per share in fiscal 2003 was ¥30, and the dividend scheduled for fiscal 2004 will be ¥40. These cash dividends represent DOE ratios of 2.0% and 2.6%, respectively.

Daiichi Pharmaceutical Co., Ltd . 3

Increasing Shareholder Value

The objective of the business integration is the creation of a Japan-based Global Pharma Innovator which will have the mission of providing a steady stream of innovative products and services that satisfy unmet medical needs and which will occupy a unique competitive position in the world’s major markets.

We believe positive sales and cost synergies resulting from the business integration will substantially outweigh the possible negative synergies and integration costs, and will increase the shareholder value of Daiichi and Sankyo.

The most important objective of the business integration will be to secure potential synergies from the Global Pharma Innovator platform. Specifically, the integration will combine the R&D capabilities of Daiichi, which created the broad-spectrum oral antibacterial agent Cravit® (levofloxacin), and Sankyo, which created the antihyperlipidemic agent Mevalotin® (pravastatin). We believe this combination will yield true synergies and enable the combined companies to bring promising drugs in their pipelines to market as quickly as possible.

As a result of the business integration, we are confident that the corporate value of Daiichi will expand on a sustained and stable basis and that this will lead to the maximization of shareholder value.

Aggregate value of Daiichi shares

Aggregate value of Sankyo shares

Possible negative synergies*

Integration costs

Sales and cost synergies

Potential synergies from Global Pharma Innovator platform

Estimated shareholder value after integration (Former Daiichi)

Estimated shareholder value after integration (Former Sankyo)

Targeted increase in shareholder value

Note: The aggregate values of Daiichi and Sankyo shares are calculated based on the closing prices on February 18, 2005.

* Risks associated with the merger, such as a decline in sales and/or profits due to changes in corporate control or product cannibalization

4 Daiichi Pharmaceutical Co., Ltd.

Capabilities for Creating Innovative New Drugs

Daiichi has managed its activities based on the policy of concentrating its management resources in priority domains, focusing especially on infectious disease and cardiovascular fields. The proposed business integration will represent a continuation and extension of this management policy. Sankyo is a leading pharmaceutical company in Japan conducting an active R&D program focusing on the cardiovascular field in which Daiichi is also active. We are confident that integrating the management of the product portfolios and drug development pipelines will lead to the realization of major synergies and to significant improvements in pharmaceutical development capabilities and profitability.

Strong R&D Franchise Categories



Daiichi
Sankyo
Infectious diseases
Cancer
Immunological/allergic diseases
Cardiovascular diseases/Thrombosis and arteriosclerosis
Bone/joint diseases
Diabetes and metabolic disorders
Total R&D expenditure target for fiscal 2009 ¥170 billion

Global Drug Development Pipeline: Example of Activities in the United States

Development candidates	Patient category	Phase 1	Phase 2		Phase 3
CS-3030	Cardiovascular diseases	SUN N8075	**DU-176b**	**CS-505**	**CS-747**
DZ-697b			SUN N4057	HGF	
			DX-9065a		
	Diabetes		CS-011	SNK-860	WelChol diabetes
			CS-917		
D100	Infectious diseases	DX-619	DU-6859a		
CS-8958		CS-758			
CS-1008	Cancer		DJ-927		
CS-7017					
CS-0777	Immunological/allergic diseases	DW-908e	CS-003		
	Bone/joint diseases		CS-706		

Note: Development candidates include those for which U.S. clinical trials have been scheduled.

Daiichi Pharmaceutical Co., Ltd. 5

Competitive Strengths in the Japanese Market

As a result of the integration, domestic marketing capabilities will be bolstered substantially to give the integrated company a strong presence in key areas, particularly in terms of the number of MRs and sales details. We are making plans for initiatives that will realize sales synergies drawing on this marketing strength. In specific terms, beginning in October of this year, collaboration between Daiichi and Sankyo is expected to boost sales of Olmetec—which has been named “Best in Class” among angiotensin II receptor blockers (ARBs)—to the level of the three previously launched products. By fiscal 2009, we plan to develop Olmetec to establish “Best in Class” status in Japan, with domestic sales of ¥100 billion (based on current drug prices)

Number of MRs in Japan

(Persons)

Pfizer Daiichi Sankyo Astellas AstraZenica Novartis Chugai Takeda GlaxoSmithKlein Banyu Mitsubishi Pharma Shionogi Yamanouchi Daiichi Sankyo Fujisawa

0 500 1,000 1,500 2,000 2,500 3,000 3,500

Source: Special edition of MIX

Trends in Sales of ARBs1

Three previously launched products2

Raise to the level of the three previously launched products

Olmetec

Sales

Trends

Notes:

1. Angiotensin II receptor blockers (blood pressure lowering agents) 2. Nu-Lotan, Blopress, Diovan

6 Daiichi Pharmaceutical Co., Ltd.

Solid Presence in World Markets

There are three major ways for developing and expanding pharmaceutical business activities: licensing, joint development, or in-house development. In the past, in their overseas activities, Daiichi and Sankyo were unable to choose the most profitable way for developing their operations, namely developing and marketing their own products, partly because they lacked the necessary scale of operations. As a result of the integration, we believe DAIICHI SANKYO will be able to dramatically expand its profitability because it will have the option of engaging in the in-house development and marketing of priority projects from its pipeline.

Product Value (NPV) Model

Options for overseas business development

Licensing

Co-development/ Co-marketing

Joint In-house development/ Co-marketing*

In-house development/ In-house direct marketing*

Produc examples

Pravastatin Levofloxacin

CS-747

Olmesartan

Priority projects in the development pipeline (Candidates: CS-505, DU-176b, and others)

Low High Profitability

* Includes co-promotion

Daiichi Pharmaceutical Co., Ltd. 7

Profit Growth in Pharmaceuticals Will Increase Dramatically

Taking full advantage of sales synergies, we will aim for annual average sales growth of 4% through fiscal 2009. Our target is ¥932.0 billion in sales by fiscal 2009.

At the same time, while aiming to realize cost synergies, we will secure sufficient resources to cover R&D expenses, which is essential for being a global innovator in pharmaceuticals.

Sales

(¥ billion) 762 932

758

Healthcare business and other

Overseas

Japan

Fiscal 2004 Fiscal 2007 Fiscal 2009

R&D Expenditures 170

(¥ billion) 165

140

Fiscal 2004 Fiscal 2007 Fiscal 2009

Fiscal 2004 Fiscal 2007 Fiscal 2009

Sales

Ethical drug business: Japan 447 461 504

Overseas 256 253 376

Healthcare business and other 55 48 52

Total 758 762 932

Costs + SG&A 631 605 677

Including: R&D expenses 140 165 170

Integration benefits 12 18

Note: Figures for fiscal 2007 and fiscal 2009 are targets, and figures for fiscal 2004 are combined data obtained by adding figures for the two companies.

8 Daiichi Pharmaceutical Co., Ltd.

It is important to indicate that we believe the integration will significantly accelerate growth in profits. On an operating income basis, our goal is for the integration to create ¥56.0 billion annually in fiscal 2009, resulting in total operating income of ¥255.0 billion, representing a ratio of operating income to net sales of 27.4%. This will imply an average rate of growth of 15% between fiscal 2004 and fiscal 2009, or a doubling of operating income.

Operating Income

(¥ billion)

127

Fiscal 2004

157

Fiscal 2007

255

Fiscal 2009

Ratio of Operating Income to Net Sales

(¥ billion)

16.8%

Fiscal 2004

20.6%

Fiscal 2007

27.4%

Fiscal 2009

(¥ billion)

Fiscal 2004 Fiscal 2007 Fiscal 2009

Operating income 127 157 255

Effects of the integration 39 56

Operating income to net sales 16.8% 20.6% 27.4%

Note: Figures for fiscal 2007 and fiscal 2009 are targets, and figures for fiscal 2004 are combined data obtained by adding figures for the two companies.

Effects of the integration are differences based on the simple aggregation of the two companies’ results.

Daiichi Pharmaceutical Co., Ltd. 9

Schedule for the Business Integration

The business integration will be conducted in a two-phase process. Phase 1 will be the establishment of a joint holding company: DAIICHI SANKYO COMPANY, LIMITED. Phase 2 will be the integration of the pharmaceuticals business of the two companies under the joint holding company.

Phase 1

Beginning September 2005 (scheduled)

Joint Holding Company

Board of Directors

CEO

Management Committee

Auditors

Corporate Administration

Corporate Communications

Business Integration

Business Development

Corporate Strategy

Integration Steps

Transition from joint holding company to operational holding company

October 2005:

Begin domestic sales collaboration and development pipeline unification

April 2006:

Integrate U.S. sales functions; Integrate development functions in Europe and the United

States; Integrate the healthcare business

March 2007:

Complete set up of non-pharmaceutical operations as independent companies

April 2007:

Complete Group integration (Fully integrate operations and information systems, Introduce new personnel system)

Phase 2

Beginning April 2007 (scheduled)

Operating Company

Domestic Ethical Drug Sales Division Research and Development Division Reliability Assurance Division Corporate Divisions

Overseas subsidiaries

United States, Europe, other areas

Special-purpose subsidiaries

Supply chain (production), business support, IT

Healthcare business subsidiaries

10 Daiichi Pharmaceutical Co., Ltd.

Outline of DAIICHI SANKYO COMPANY LIMITED (planned)

Name in Japanese

Daiichi Sankyo Kabushiki Kaisha

Name in English

DAIICHI SANKYO COMPANY, LIMITED

Head office

5-1, Nihonbashi-honcho 3-chome, Chuo-ku, Tokyo, Japan

Date of delisting of predecessor companies

September 21, 2005

Date of stock transfer

September 28, 2005

Date of new listing

September 28, 2005

Stock transfer ratio

New company 1.159 : Daiichi Pharmaceutical 1 New company 1 : Sankyo 1

Stock exchange listings

Tokyo, Osaka, Nagoya

Board of Directors

Representative Director and Chairman

Kiyoshi Morita

(Current President & Representative Director of Daiichi Pharmaceutical)

Representative Director, President and Chief Executive Officer

Takashi Shoda

(Current President & Representative Director of Sankyo)

Directors

Hiroyuki Nagasako

(Current Executive Vice President of Daiichi Pharmaceutical)

Hideho Kawamura

(Current Executive Vice President & Representative Director of Sankyo)

Yasuhiro Ikegami

(Current Executive Vice President & Representative Director of Sankyo)

Tsutomu Une

(Current Managing Director of Daiichi)

Outside Directors

Kunio Nihira

(Current Director of Sankyo)

Yoshifumi Nishikawa

(Current President and Chief Executive Officer of Sumitomo Mitsui Banking Corporation)

Jotaro Yabe

(Current Professor of Jissen Women’s University)

Katsuyuki Sugita

(Current Director of Sankyo)

Outline of Sankyo Co., Ltd.

Name in Japanese

Sankyo Kabushiki Kaisha

Name in English

SANKYO COMPANY, LIMITED

Commencement of operations

1899

Company established

March 1913

Representative

Takashi Shoda, President & Representative Director

Capital

¥68,793 million (As of March 31, 2005)

Lines of business

Manufacturing, marketing, exporting, importing of pharmaceuticals, quasi- pharmaceuticals, and medical devices

Number of employees

11,444 (On a consolidated basis, as of March 31, 2005)

Outline of consolidated

Net sales: ¥587,830 million

financial results in fiscal 2004

Operating income: ¥84,925 million

Ordinary income: ¥82,506 million

Daiichi Pharmaceutical Co., Ltd. 11

Filings with the U.S. SEC Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited have filed a registration statement on Form F-4 with the U.S. SEC in connection with the proposed business integration of Daiichi and Sankyo under a new holding company by way of a joint stock transfer. The Form F-4 contains a prospectus and other documents. After the Form F-4 has been declared effective, Daiichi and Sankyo plan to mail the prospectus contained in the Form F-4 to their U.S. shareholders prior to the shareholders’ meetings at which the share exchange will be voted upon. The Form F-4 and prospectus contain important information about Daiichi and Sankyo, the joint stock transfer and related matters. U.S. shareholders of Daiichi and Sankyo are urged to read the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the joint stock transfer carefully before they make any decision at the shareholders’ meeting with respect to the joint stock transfer. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the joint stock transfer are available, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the business integration are available to shareholders, free of charge, by calling, writing or e-mailing:

Sankyo Company, Limited

Daiichi Pharmaceutical Co., Ltd.

Mr. Shigemichi Kondo

Mr. Toshio Takahashi

Corporate Communications Department

Corporate Communications Department

3-5-1, Nihonbashi Honcho

14-10 Nihonbashi, 3-chome

Chuo-ku, Tokyo 103-8426, Japan

Chuo-ku, Tokyo 103-8234, Japan

Telephone: 81-3-5255-7034

Telephone: 81-3-3273-7107

E-mail: shige-k@sankyo.co.jp

E-mail: andokb5o@daiichipharm.co.jp

You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements This communication contains forward-looking information and statements about Daiichi and Sankyo and their combined businesses after completion of the joint stock transfer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Daiichi and Sankyo believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Daiichi and Sankyo securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Daiichi and Sankyo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by Daiichi and Sankyo, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that Daiichi and Sankyo have filed with the U.S. SEC. Other than as required by applicable law, neither Daiichi nor Sankyo undertakes any obligation to update or revise any forward-looking information or statements.